Exhibit 99.1

Financial News

CIBC Declares Dividends for the Quarter Ending April 30, 2021

Toronto, ON – February 25, 2021 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.46 per share on common shares for the quarter ending April 30, 2021 payable on April 28, 2021 to shareholders of record at the close of business on March 29, 2021.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending April 30, 2021 payable on April 28, 2021 to shareholders of record at the close of business on March 29, 2021;

Series 39 - $0.232063

Series 41 - $0.244313

Series 43 - $0.196438

Series 45 - $0.275000

Series 47 - $0.281250

Series 49 - $0.325000

Series 51 - $0.321875

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Alice Dunning Jason Patchett Investor & Financial Communications Erica Belling	416-861-8870 416-980-8691 416-594-7251	alice.dunning@cibc.com jason.patchett@cibc.com erica.belling@cibc.com